June 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Catherine De Lorenzo and Pamela Long

Re:	NMP Acquisition Corp.

Registration Statement on Form S-1

Initially filed May 6, 2025, as amended

File No. 333-286985

Dear Ms. De Lorenzo and Long,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of NMP Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. ET on Monday, June 30, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Larry Glassberg
	Name:	Larry Glassberg
	Title:	Managing Director

cc:	Mitchell Silberberg & Knupp LLP